Exhibit 99.1

REGULATED INFORMATION

PRESS RELEASE

Transparency notification
pursuant to Article 14 of the Law of May 2, 2007

Leuven (Belgium) — June 27, 2018, 22:00h CET — TiGenix NV (Euronext Brussels and Nasdaq: TIG; “TiGenix”) announced today that it received a transparency notification pursuant to Article 14 of the Belgian Law of May 2, 2007 regarding the publication of major holdings in issuers whose securities are admitted to trading on a regulated market and including various provisions.

Summary of the notification

On June 22, 2018, TiGenix received a transparency notification from Sand Grove Capital Management LLP, following the disposal of voting securities or voting rights on June 6, 2018, after which Sand Grove Capital Management LLP downward crossed the lowest threshold (3%) of total voting rights of TiGenix.

Content of the notification

Date of the notification: June 21, 2018.

Reason of the notification: acquisition or disposal of voting securities or voting rights / downward crossing of the lowest threshold.

Person subject to the notification requirement: Sand Grove Capital Management LLP (with address at 4th floor, 35 Dover Street, London W1S 4NQ), who is a person that notifies alone.

Date on which the threshold was crossed: June 6, 2018.

Threshold that was crossed: 3%.

Denominator: 296,067,856.

Details of the notification: Following the disposal of voting securities or voting rights, the number of voting rights was as follows: Sand Grove Capital Management LLP held 0 voting securities (0% of the total number of voting rights).

Chain of controlled undertakings through which the holding is effectively held: Sand Grove Capital Management LLP is not a controlled entity.

Additional information: Sand Grove Capital Management LLP acts as the investment manager for the Sand Grove Opportunities Master Fund Ltd and the Sand Grove Tactical Fund LP. Sand Grove Capital Management LLP can exercise voting rights at its discretion without any instruction from its clients.

This press release and the above-mentioned transparency notification can be consulted on our website:

•                  press release: http://tigenix.com/news-media/press-releases

•                  notification: http://tigenix.com/investors/share-information/shareholder-overview

For more information:

TiGenix

Claudia Jiménez

Senior Director Investor Relations and Communications

Tel: +34918049264
Claudia.jimenez@tigenix.com

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells.

TiGenix´ lead product, Alofisel (darvadstrocel), previously Cx601, received European Commission (EC) approval for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn’s disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. A global Phase III trial intended to support a future U.S. Biologic License Application (BLA) started in 2017. TiGenix has entered into a licensing agreement with Takeda, a global pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to develop and commercialize Alofisel for complex perianal fistulas outside the U.S. TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase I/II trial in severe sepsis — a major cause of mortality in the developed world. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.